Filed Pursuant to Rule 424(b)(3)

Registration No. 333-107066

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 23 DATED DECEMBER 22, 2004

TO THE PROSPECTUS DATED NOVEMBER 26, 2003

This document supplements, and should be read in conjunction with, the Prospectus of Wells Real Estate Investment Trust II, Inc. (“REIT II”) dated November 26, 2003, as supplemented by Supplement No. 9 dated May 18, 2004, which supersedes and replaces all prior supplements to the Prospectus, Supplement No. 17 dated August 17, 2004, which supersedes and replaces all prior supplements to the Prospectus subsequent to Supplement No. 9 and Supplement No. 22 dated November 22, 2004, which supersedes and replaces all prior supplements to the Prospectus subsequent to Supplement No. 17. Capitalized terms used in this Supplement have the same meanings as set forth in the Prospectus. The purpose of this Supplement is to disclose:

•	the status of the offering of shares in REIT II;

•	the probable acquisition of a nine-story office building containing approximately 275,000 rentable square feet in Downers Grove, Illinois by a joint venture between us and an unrelated party; and

•	certain information regarding our indebtedness.

Status of the Offering

We commenced our initial public offering of 600 million shares of common stock on December 1, 2003. As of December 17, 2004, we had received aggregate gross offering proceeds of approximately $753.8 million from the sale of approximately 75.4 million shares in our initial public offering. After payment of approximately $15.1 million in acquisition fees, payment of approximately $71.6 million in selling commissions and dealer manager fees, payment of approximately $15.1 million in other organization and offering expenses and common stock redemptions of approximately $0.7 million pursuant to the share redemption program, as of December 17, 2004, we had raised aggregate net offering proceeds of approximately $651.3 million.

Probable Acquisition of Highland Landmark III Building

We, together with Lincoln – Highland Landmark III, LLC (“Lincoln”), an unrelated joint venture partner, anticipate purchasing a nine-story office building containing approximately 275,000 rentable square feet (the “Highland Landmark III Building”). The Highland Landmark III Building is located on an approximate 8.77-acre parcel of land in Downers Grove, Illinois. The purchase price of the Highland Landmark III Building is expected to be approximately $52.6 million, plus closing costs. Our share of the purchase price is expected to be approximately $50.0 million and is expected to be funded with net proceeds raised from this offering and proceeds from our $430.0 million line of credit with Bank of America, N.A. We will own 95% of the joint venture asset and anticipate receiving a preferred return on our capital contribution, assuming the property generates sufficient proceeds for distribution. Any excess operating cash flow will be shared between Lincoln and us based on the terms of the operating agreement. The seller of the Highland Landmark III Building is Highland Landmark Investors Partnership, an unaffiliated third party to Lincoln or us.

The Highland Landmark III Building, which was completed in 2000, is leased to PeopleSoft USA, Inc. (“PeopleSoft”) (approximately 40.3%), New York Life Insurance Company (“New York Life”) (approximately 11.3%) and various other office tenants (approximately 40.7%). Approximately 7.7% of the Highland Landmark III Building is currently vacant. The current aggregate annual base rent for PeopleSoft, New York Life and the 13 other tenants in the Highland Landmark III Buildings is approximately $4.3 million. The current weighted average remaining lease term for all tenants in the Highland Landmark III Buildings is approximately five years.

Although we have assessed the acquisition of the Highland Landmark III Building as probable, we cannot assure you that we will complete the acquisition. In some circumstances, if we fail to complete the transaction, we may forfeit significant amounts of earnest money.

Indebtedness

As of December 17, 2004, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 35%. As of December 17, 2004, total indebtedness was $350.1 million, which consisted of borrowings under our $430.0 million credit facility of approximately $145.0 million and fixed-rate mortgages on certain properties totaling approximately $205.1 million. Based on the value of our borrowing base properties, we had approximately $162.6 million in remaining capacity under our $430.0 million credit facility.